Exhibit 99.1

NIO Inc. Announces Strategic Equity Investment from CYVN Holdings

Shanghai, China, June 20, 2023 – (GLOBE NEWSWIRE) – NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it has entered into a share subscription agreement with CYVN Holdings L.L.C., an investment vehicle majority owned by the Abu Dhabi Government strategically focused on advanced and smart mobility (the “Investor” or “CYVN Holdings”), pursuant to which the Investor will invest an aggregate of US$738.5 million in cash to subscribe 84,695,543 newly issued Class A ordinary shares of the Company at a per share purchase price of US$8.72, being the volume weighted average price of Class A ordinary shares (as adjusted for the American depository share-to-Class A ordinary share ratio) on the New York Stock Exchange over the seven consecutive trading days immediately preceding June 19, 2023 (the “Investment Transaction”).

The Investment Transaction is subject to customary closing conditions and the closing is expected to take place in early July 2023. The share issuance is conducted as a private placement in reliance on Regulation S under the Securities Act of 1933, as amended, (the “Securities Act”) to be exempt from registration. The Investor has agreed not to sell, transfer or dispose of any shares acquired in the Investment Transaction for six months after the closing.

Concurrently, the Company is aware that the Investor has entered into a share purchase agreement with an affiliate of Tencent (the “Existing Shareholder”) pursuant to which the Investor will purchase 40,137,614 Class A ordinary shares of the Company beneficially owned by the Existing Shareholder (the “Secondary Share Transfer”). Upon the closing of the Investment Transaction and Secondary Share Transfer, the Investor will beneficially own approximately 7.0% of the Company’s total issued and outstanding shares.

Upon or after closing of the Investment Transaction, the Investor will be entitled to nominate one director to the Company’s board of directors so long as it continues to beneficially own no less than 5% of the Company’s outstanding share capital. Such appointment will be subject to the requirements of applicable laws, regulations, listing rules and the Company’s articles of association.

In addition, NIO and the Investor agreed to cooperate to jointly pursue opportunities in NIO’s international business following the closing of the Investment Transaction.

“The strategic investments from CYVN Holdings demonstrate NIO’s unique values in the smart electric vehicle industry. The Investment Transaction will further strengthen our balance sheet to power our continuous endeavors in accelerating business growth, driving technological innovations and building long-term competitiveness,” said William Bin Li, founder, chairman and chief executive officer of NIO. “In addition, we are excited about the prospect of partnering with CYVN Holdings to expand our international business. With the vision of Blue Sky Coming, we will continue to strive for technological breakthroughs and user experiences beyond expectations, contributing to a more sustainable future for the globe.”

“Our strategic investments in NIO are driven by our appreciation of its leading brand, innovative and premium products, and proven technological capabilities in the smart electric vehicle market,” said Jassem Al Zaabi, Chairman and Managing Director of CYVN Holdings. “We are excited to develop strategic partnerships with NIO, and are fully committed to providing strategic value that will support NIO’s international business growth. We will join hands with NIO to drive the global energy transition and sustainable growth for the whole humanity.”

About NIO

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO’s product portfolio consists of the ES8, a six-seater smart electric flagship SUV, the ES7 (or the EL7), a mid-large five-seater smart electric SUV, the ES6, a five-seater all-round smart electric SUV, the EC7, a five-seater smart electric flagship coupe SUV, the EC6, a five-seater smart electric coupe SUV, the ET7, a smart electric flagship sedan, the ET5, a mid-size smart electric sedan, and the ET5 Touring, a smart electric tourer.

About CYVN Holdings

CYVN Holdings L.L.C. is a specialist investment vehicle majority owned by the Abu Dhabi Government that deploys capital in smart and advanced mobility solutions to create value and accelerate the transition to a more sustainable future. It aims to create a smart mobility platform by investing in and partnering with industry leaders around the world.

CYVN Holdings is committed to the global advancement of the mobility sector in recognition of its enormous potential and the benefits that smarter mobility solutions will bring to humanity.

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Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

Investor Relations
ir@nio.com

Media Relations
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